Exhibit 99.1
ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER, 2005
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31st December, 2005 as follows:
CONSOLIDATED INCOME STATEMENT
For the year ended 31st December, 2005
(Expressed in thousands of RMB except for per share amounts)

		2005	2004
	Note	RMB’000	RMB’000
			(Restated)
Turnover	5	5,468,990	6,541,998
Cost of sales		(4,964,761)	(5,487,043)

Gross profit		504,229	1,054,955
Other revenue	5	135,932	111,159
Selling expenses		(436,469)	(500,313)
General and administrative expenses		(616,300)	(732,647)
Other operating expenses		(89,142)	(70,577)
Impairment loss on intangible assets		(300,000)	(300,000)
Impairment loss on goodwill in a subsidiary		(50,000)	—

Operating loss	6	(851,750)	(437,423)
Interest income		60,189	58,800
Interest expense		(234,849)	(182,458)
Share of results of:
Associates		29,055	55,208
Jointly controlled entities		19,940	47,790
Impairment loss on goodwill in a jointly controlled entity		(179,030)	—

Loss before taxation		(1,156,445)	(458,083)
Taxation	7	(89,097)	50,324

Loss for the year		(1,245,542)	(407,759)

Attributable to:
Equity holders of the Company		(649,608)	48,569
Minority interests		(595,934)	(456,328)

		(1,245,542)	(407,759)

Dividends	8	—	38,900

Basic (loss) earnings per share	9	RMB(0.1771)	RMB0.0132

Diluted (loss) earnings per share	9	RMB(0.1771)	RMB0.0132

CONSOLIDATED BALANCE SHEET
At 31st December, 2005

		2005	2004
	Note	RMB’000	RMB’000
			(Restated)
ASSETS AND LIABILITIES
Non-current assets
Intangible assets		798,087	1,112,151
Goodwill		295,529	345,529
Property, plant and equipment		3,901,458	3,497,613
Construction-in-progress		454,591	789,145
Land lease prepayments		124,157	76,126
Interests in associates		357,896	371,985
Interests in jointly controlled entities		1,140,331	1,398,135
Prepayments for a long-term investment		600,000	600,000
Available-for-sale financial assets/Investment securities		22,684	34,501
Deferred tax assets		—	101,219
Other non-current assets		10,967	23,833

Total non-current assets		7,705,700	8,350,237

Current assets
Cash and cash equivalents		843,400	1,244,499
Short-term bank deposits		1,053,832	1,008,602
Pledged short-term bank deposits		1,932,649	2,777,191
Inventories		1,046,818	1,577,048
Accounts receivable	10	124,958	55,632
Accounts receivable from affiliated companies		840,215	765,411
Notes receivable		377,505	620,899
Notes receivable from affiliated companies		338,970	645,143
Other receivables		432,019	474,617
Prepayments and other current assets		57,707	127,080
Income tax recoverable		12,476	44,285
Other taxes recoverable		1,766	41,468
Advances to affiliated companies		38,931	37,477

Total current assets		7,101,246	9,419,352

Current liabilities
Accounts payable	11	928,892	732,978
Accounts payable to affiliated companies		633,807	522,722
Notes payable		3,026,952	5,727,216
Notes payable to affiliated companies		74,092	121,162
Customer advances		318,978	265,489
Other payables		434,651	363,584
Dividends payable		3,404	3,478
Accrued expenses and other current liabilities		265,906	274,183
Short-term bank borrowings		496,500	—
Convertible bonds		1,589,614	—
Income tax payable		14,309	43,974
Other taxes payable		117,695	42,391
Advances from affiliated companies		105,094	90,481

Total current liabilities		8,009,894	8,187,658

Net current (liabilities) assets		(908,648)	1,231,694

Total assets less current liabilities		6,797,052	9,581,931

		2005	2004
	Note	RMB’000	RMB’000
			(Restated)
Non-current liabilities
Convertible bonds		—	1,519,490
Deferred income		79,602	—

		79,602	1,519,490

NET ASSETS		6,717,450	8,062,441

CAPITAL AND RESERVES
Share capital		303,388	303,388
Equity component of convertible bonds		114,205	114,205
Share premium		2,038,423	2,038,423
Reserves		3,815,066	4,520,625
Proposed dividend		—	19,450

Total equity attributable to equity holders of the Company		6,271,082	6,996,091
Minority interests		446,368	1,066,350

		6,717,450	8,062,441

NOTES:
1.	Corporate information
The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s American depositary shares (“ADSs”) are traded on The New York Stock Exchange Inc. and its shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”).
The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).
2.	Principal accounting policies
(a)	Statement of compliance
The Group’s financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs), Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (the “Listing Rules”).
These financial statements have been prepared on a basis consistent with the accounting policies and methods adopted in the 2004 financial statements except that the Group has changed certain of its accounting policies following the adoption of new/revised HKFRSs which become effective for accounting periods beginning on or after 1st January, 2005. Details of the major changes in accounting policies following the adoption of these HKFRSs are summarised in notes 3 and 4 to this results announcement.
(b)	Basis of preparation
The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale financial assets which are measured at fair value.
(c)	Preparation of financial statements
At 31st December, 2005, the Group had net current liabilities of approximately RMB909 million which include convertible bonds of RMB1,590 million subject under their terms to redemption at the option of the bond holders on 28th November, 2006. In preparing the financial statements, the directors have given careful consideration to current and future liquidity of the Group and its ability to redeem convertible bonds as and when the bond holders exercise their option to redeem the convertible bonds on 28th November, 2006.

Management of the Group is in negotiation with various banks for new financing for the potential redemption of the convertible bonds and for additional working capital. Management is confident that the Group will obtain adequate financing prior to any redemption and has also obtained an undertaking from a major shareholder to provide financial support to the Group, if necessary. The directors are of the opinion that the Group will have adequate financial resources to support its future operations. Accordingly, the financial statements have been prepared on a going concern basis.
3.	Changes in accounting policies
The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are effective for accounting periods beginning on or after 1st January, 2005. The Group has adopted the following HKFRSs and HKASs which are pertinent to its operations and have an effect on the current period or any prior period. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of financial statements
HKAS 17	Leases
HKAS 21	The effects of changes in foreign exchange rates
HKAS 27	Consolidated and separate financial statements
HKAS 32	Financial instruments: disclosure and presentation
HKAS 36	Impairment of assets
HKAS 37	Provisions, contingent liabilities and contingent assets
HKAS 38	Intangible assets
HKAS 39	Financial instruments: recognition and measurement
HKFRS 2	Share-based payment
HKFRS 3	Business combinations
These HKFRSs and HKASs prescribe new accounting measurement and disclosure practices. The major effects of the adoption of these HKFRSs and HKASs on the Group’s accounting policies and on amounts disclosed in the financial statements are summarised as follows:
(a)	The adoption of HKAS 17 has resulted in a change in accounting policy relating to the classification of leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and accumulated impairment losses. Following the adoption of HKAS 17, a lease of land and building is split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. Premiums paid for acquiring the land are treated as operating leases and stated at cost and amortised on a straight-line basis over the period of the lease. The amortisation charge is recognised in the income statement immediately. Any buildings held for own use which are situated on such leasehold land continue to be accounted for as a part of property, plant and equipment.
HKAS 17 has been adopted retrospectively. At 1st January, 2004 and 31st December, 2004, net book values of RMB71,972,000 and RMB76,126,000 respectively, from property, plant and equipment was reclassified to land lease prepayments.
(b)	In prior years, no amounts were recognised when employees, including directors, were granted options to purchase shares of the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.
With effect from 1st January, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in the capital reserve within equity.
Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.
If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised, the related capital reserve is transferred directly to retained earnings.
The new accounting policy has been applied retrospectively. However, the Group has taken advantage of the transitional provisions set out in the paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(i)	all options granted to employees on or before 7th November, 2002; and

(ii)	all options granted to employees after 7th November, 2002 but which had vested before 1st January, 2005.
As all the existing outstanding share options of the Company were granted before 7th November, 2002, the adoption of HKFRS 2 has no effect to the financial statements of the Group by taking advantage of the transitional provisions.
(c)	The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. In prior years, the Group’s positive goodwill arising from acquisitions was capitalised and amortised on a straight-line basis over its expected useful life and was subject to impairment testing when there were indications of impairment.
With effect from 1st January, 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Instead, such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.
The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation at 1st January, 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated income statement. The adoption of this new policy reduced the net loss for the year by RMB22,217,000.
(d)	With effect from 1st January, 2005, in order to comply with HKAS 21, any goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation. Thus it is expressed in the functional currency of that foreign operation and is retranslated at the closing rate at each balance sheet date. Any resulting exchange difference is recognised directly in the reserve, together with any other differences arising from the translation of the net assets of the foreign operation.
In accordance with the transitional provisions in HKAS 21, this new policy has not been adopted retrospectively and will only be applied to acquisitions occurring on or after 1st January, 2005. As the Group has not acquired any new foreign operations since that date, the change in policy has had no impact on the financial statements for the year.
Other requirements of HKAS 21 have already been adopted by the Group and there is no material effect to the financial statements.
(e)	In prior years, the Group’s accounting policy for investment in equity securities, which are now classified as available-for-sale financial assets, held on a continuing basis with an identified long-term purpose are stated at cost less provision for impairment loss that is expected to be other than temporary.
With the adoption of HKAS 39 with effect from 1st January, 2005, all non-trading investments are classified as available-for-sale financial assets. They are carried at fair value and the changes in fair value are recognised in equity. If there is objective evidence that an individual investment has been impaired, any amount held in the investment revaluation reserve in respect of the investment is transferred to the income statement for the period in which the impairment is identified. Any subsequent increase in the fair value of the available-for-sale financial assets is recognised directly in equity.
Available-for-sale financial assets which are unquoted and the fair value cannot be measured reliably are carried at cost less impairment. Such impairment is recognised in the income statement and are not reversed in the subsequent period.
This change was adopted by way of an adjustment to increase the opening balance of investment revaluation reserve at 1st January, 2005 by RMB15,410,000. No comparative amounts have been restated as this is prohibited by the transitional arrangements in HKAS 39. The adoption of the new policy decreased the fair value of the available-for-sale financial assets at 31st December, 2005 by RMB27,227,000.
(f)	In prior years, the Group’s convertible bonds were stated in the balance sheet at face value plus accreted redemption premium, and the issuing costs were capitalised as deferred expenses and amortised over the term of the bonds. With effect from 1st January, 2005, in accordance with HKAS 39, convertible bonds issued, net of issuing costs, are split into their liability and equity components.

At initial recognition, the liability component is measured at its fair value and the equity component is assigned the residual amount after deducting fair value of the financial liability component from the fair value of the convertible bond as a whole.
The liability component is subsequently carried at amortised cost. The equity component is recognised in the equity until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).
The change was adopted by way of the opening balance adjustments. Accordingly, the opening balance of equity at 1st January, 2005 increased by RMB114,205,000 and retained earnings decreased by RMB44,134,000. In accordance with HKAS 32, comparative amounts have been restated.
As a result of the adoption of this new policy, net loss for the year increased by RMB43,575,000.
(g)	From 1st January, 2005 onward, the Group measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of Statement of Standard Accounting Practice 24 Accounting for investment securities) at amortised cost using effective interest rate method in accordance with the requirements of HKAS 39.

(h)	In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.
With effect from 1st January, 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented on consolidated balance sheet in equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity holders of the Company.
(i)	In prior years, the Group’s share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group’s income tax in the consolidated income statement. With effect from 1st January, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated income statement before arriving at the Group’s profit or loss before taxation. These changes in presentation have been applied retrospectively with comparatives restated.☐4. Summary of the effects of the changes in accounting policies
The effects of the changes in the accounting policies described in note 3 on the consolidated balance sheet and consolidated income statement for the current and prior year are as follows:

	Consolidated		Consolidated
	balance sheet		income statement
	2005	2004	2005	2004
	RMB’000	RMB’000	RMB’000	RMB’000
HKAS 17 in respect of land lease prepayments
Decrease in property, plant and equipment	(124,157)	(76,126)	—	—
Increase in land lease prepayments	124,157	76,126	—	—
Decrease in depreciation	—	—	3,886	2,369
Increase in amortisation of land lease prepayments	—	—	(3,886)	(2,369)

HKAS 32 & HKAS 39 in respect of convertible bonds
Decrease in deferred expenses — current & non-current portions	(25,273)	(34,193)	—	—
Decrease in convertible bonds	51,769	148,398	—	—
Increase in equity component of convertible bonds	(114,205)	(114,205)	—	—
Decrease in retained earnings	87,709	—	—	—
Decrease in amortisation of deferred expenses	—	—	8,920	—
Decrease in accreted redemption premium	—	—	12,419	—
Increase in amortisation of finance cost	—	—	(64,914)	—

HKAS 39 in respect of available-for-sale financial assets
Decrease in investment securities	(34,501)	—	—	—
Increase in available-for-sale financial assets	22,684	—	—	—
Decrease in investment revaluation reserve	11,817	—	—	—

HKFRS 3, HKAS 36 & HKAS 38 in respect of goodwill
Decrease in amortisation of goodwill in subsidiaries	—	—	24,290	—
Decrease in amortisation of goodwill in jointly controlled entities	—	—	21,486	—

	Consolidated		Consolidated
	balance sheet		income statement
	2005	2004	2005	2004
	RMB’000	RMB’000	RMB’000	RMB’000
Decrease in amortisation of goodwill in associates	—	—	1,777	—
Increase in impairment on goodwill of a subsidiary	—	—	(9,563)	—
Increase in impairment on goodwill of a jointly controlled entity	—	—	(15,773)	—

Total effect			(21,358)	—

Effect to basic and diluted loss per share (RMB)			(0.0058)	—

5.	Turnover, revenue and segment information
Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2005	2004
	RMB’000	RMB’000
		(Restated)
Turnover
Sales of minibuses and automotive components	4,605,850	5,217,426
Sales of sedans	863,140	1,324,572

	5,468,990	6,541,998

Other revenue
Subsidy income	3,139	1,815
Others	132,793	109,344

	135,932	111,159

Interest income	60,189	58,800

Total revenues	5,665,111	6,711,957

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.
The Group operates in the PRC under the following three main business segments:
(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.

     Business segments — 2005

	Manufacture and
	sale of minibuses
	and automotive	Manufacture and	Manufacture and
	components	sale of Zhonghua sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	4,837,379	863,140	—	5,700,519
Intersegment sales	(231,529)	—	—	(231,529)

	4,605,850	863,140	—	5,468,990

Segment results	201,403	(643,318)	—	(441,915)
Impairment losses of intangible assets	—	(300,000)	—	(300,000)
Impairment loss on goodwill in a subsidiary	(50,000)	—	—	(50,000)
Unallocated costs				(59,835)

Operating loss				(851,750)
Interest income				60,189
Interest expense				(234,849)
Share of results of:
Jointly controlled entities	(11,642)	—	31,582	19,940
Associates	—	28,387	668	29,055
Impairment loss on goodwill in a jointly controlled entity	(179,030)	—	—	(179,030)

Loss before taxation				(1,156,445)
Taxation				(89,097)

Loss for the year				(1,245,542)

Segment assets	8,608,811	4,387,245	—	12,996,056
Interests in associates	—	344,070	13,826	357,896
Interests in jointly controlled entities	538,853	—	601,478	1,140,331
Unallocated assets				312,663

Total assets				14,806,946

Segment liabilities	5,470,107	888,963	—	6,359,070
Unallocated liabilities				1,730,426

Total liabilities				8,089,496

Other disclosures:
Capital expenditure	183,787	537,361	—	721,148
Depreciation of property, plant and equipment	257,112	140,528	—	397,640
Amortisation of land lease prepayments	3,021	865	—	3,886
Amortisation on intangible assets	4,883	154,037	—	158,920

Impairment losses	277,329	300,000	—	577,329

6. Operating loss
     Operating loss is stated after charging and crediting the following:

		2004
	2005	RMB’000
	RMB’000	(Restated)
Charging:

Depreciation of property, plant and equipment	397,640	363,152
Amortisation of land lease prepayments	3,886	2,369
Amortisation of goodwill included in:
— General and administrative expenses	—	24,290
— Share of results of:
— Jointly controlled entities	—	21,486
— Associates	—	1,777
Amortisation of intangible assets (a)	158,920	226,041
Amortisation of deferred expenses (b)	—	8,920
Impairment losses on property, plant and equipment (b)	48,299	10,000
Staff costs (excluding directors’ emoluments)	321,478	322,990
Cost of inventories	4,964,761	5,487,043
Provision for inventories	105,465	66,832
Provision for doubtful debts:
— Accounts receivable	1,176	2,527
— Other receivables	42,252	29,631
— Advances to affiliated companies	7,275	1,975
— Amounts due from affiliated companies	5,000	15,000
Bad debts written-off	3,158	6,346
Auditors’ remunerations	3,586	5,270
Exchange loss, net	—	6,011
Research and development costs	99,703	176,434
Training expenses	1,169	1,820
Operating lease charges in respect of:
— Land and buildings	16,149	15,816
— Machinery and equipment	213	13,242
Loss on disposal of property, plant and equipment, net	—	9,710
Loss on disposal of construction-in-progress	—	2,809

(a)	included in cost of sales

(b)	included in general and administrative expenses

		2004
	2005	RMB’000
	RMB’000	(Restated)
Crediting:

Gain on disposals of property, plant and equipment, net	341	—
Gain on disposal of a jointly controlled entity	2,098	—
Write back of provision for inventories sold	39,638	15,522
Write back of provision of doubtful debts:
— Accounts receivable	528	1,000
— Other receivables	6,931	—
Write back of provision of impairment loss on investment securities	—	13,058
Exchange gain, net	21,487	—

7. Taxation
Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.
The amount of taxation charged (credited) to the consolidated income statement represents:

		2004
	2005	RMB’000
	RMB’000	(Restated)
Current tax
Hong Kong profits tax	—	—
PRC enterprise income tax Current year	32,128	11,340
Overprovision in prior year	(44,250)	—

	(12,122)	11,340
Deferred taxation
Deferred taxation relating to the origination and reversal of temporary differences	101,219	(61,664)

Total income tax expense (income) in the consolidated income statement	89,097	(50,324)

Reconciliation between tax expense (income) and accounting loss using the weighted average taxation rate of the companies within the Group is as follows:

		2004
	2005	RMB’000
	RMB’000	(Restated)
Loss before taxation	(1,156,445)	(458,083)

Calculated at a weighted average statutory taxation rate in the PRC of 9.96% (2004: 19.43%)	(115,217)	(87,334)
Effect of tax holiday	(36,715)	(81,347)
Expenses not deductible for taxation purpose	56,495	56,897
De-recognition of previously recognised deferred tax assets	101,219	—
Unrecognised temporary differences	26,587	—
Unrecognised tax losses	100,978	61,460
Overprovision in prior year	(44,250)	—

Tax expense (income) for the year	89,097	(50,324)

8. Dividends

	2005	2004
	RMB’000	RMB’000
2005 interim dividends of nil (2004: HK$0.005) per ordinary share	—	19,450
Proposed final dividends of nil (2004: HK$0.005) per ordinary share	—	19,450

	—	38,900

9. (Loss) Earnings per share
The calculation of basic loss per share is based on the net loss attributable to equity holders of the Company of approximately RMB649,608,000 (2004: basic earnings per share is based on net profit attributable to equity holders of the Company of RMB48,569,000), divided by the weighted average of 3,668,390,900 shares (2004: 3,668,390,900 shares) outstanding during the year.
Diluted loss per share for the year is the same as the basic loss per share as the average market price of the Company’s shares during the year was lower than the conversion price of the Group’s convertible bonds (2004: Same) and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.

Diluted earnings per share for 2004 is calculated based on the profit attributable to equity holders of the Company of RMB48,569,000 and adjusted weighted average number of shares of the Company of 3,683,795,968 shares (basic weighted average number of shares of the Company of 3,668,390,900 plus the weighted average number of shares of 15,405,068 shares deemed to be issued at no consideration if all outstanding options had been exercised).
10. Accounts receivable
An aging analysis of accounts receivable is set out below:

	2005	2004
	RMB’000	RMB’000
Less than six months	111,536	29,033
Between six months to one year	997	8,825
Between one to two years	3,081	11,452
Above two years	57,711	54,040

	173,325	103,350
Less: provision for doubtful debts	(48,367)	(47,718)

	124,958	55,632

Substantial of the accounts receivable are denominated in RMB. In order to minimise credit risk, credit history and background of new customers are checked and securities deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.
11. Accounts payable
An aging analysis of accounts payable is set out below:

	2005	2004
	RMB’000	RMB’000
Less than six months	889,390	676,652
Between six months to one year	5,343	27,608
Between one to two years	24,045	3,390
Above two years	10,114	25,328

	928,892	732,978

Accounts payable with balances denominated in currencies other than RMB are considered not significant.
12. Contingencies
(a)	At 31st December, 2005, the Group had bank notes of approximately RMB1,128 million (2004: RMB1,345 million) which were endorsed or discounted but not yet honored.

(b)	At 31st December, 2005, the Group had provided the following guarantees:
— Corporate guarantees for revolving bank loans and notes of approximately RMB120 million (2004: RMB296 million) drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd.;

— A joint and several corporate guarantee with another joint venture partner of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) on a long-term bank loan of approximately RMB111 million (2004: RMB221 million) drawn by Shenyang Aerospace which will expire in 2008;

— Corporate guarantees for bank loans amounting to RMB295 million (2004: RMB100 million) drawn by Shenyang JinBei Automotive Company Limited. Bank deposits of RMB311 million (2004: RMB102 million) was pledged as a collateral for the corporate guarantee.
(c)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda (the “Supreme Court”) which alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale

Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”).
In a course of successful legal proceedings responding to Broadsino, the Company achieved the following:
(a) overturning on 11th February, 2003 an ex parte Court Order dated 22nd January, 2003 which had restrained the Company from, amongst others, registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; (b) initiating on 10th March, 2003, a Strikeout Summons at the Supreme Court to have the Writ and the statement of claim struck out, which proceedings were duly heard before the Supreme Court, and which resulted on 31st December, 2003 in that court issuing a judgement to strike-out the Writ; (c) challenging Broadsino’s attempts for appeal to the Court of Appeal of Bermuda, Civil Appellant jurisdiction which appeal was then dismissed by that court’s judgement of 14th March, 2005 which ruled in the Company’s favour; (d) resulted in Broadsino’s further attempts for leave to appeal to the Privy Council in the United Kingdom with respect to the Court of Appeal’s judgement being challenged at all stages by the Company; and (e) resulted on 10th November, 2005 in Broadsino seeking a grant of leave in the Court of Appeal in Bermuda to withdraw its leave to appeal to the Privy Council and the Company being awarded its costs of the leave application.
The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group.
(d)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

Further interlocutory steps are in progress. There have been no other material developments in the litigation.

The directors of the Company do not believe the action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

13. Supplementary financial information
The Group has prepared a separate set of financial statements for the year ended 31st December, 2005 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Differences between HK GAAP and US GAAP give rise to differences in the reported balances of net assets and (loss) profit attributable to equity holders of the Company. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

				2004
			2005	RMB’000
	Note		RMB’000	(Restated)
Reconciliation of net (loss) income:
(Loss) Profit attributable to equity holders of the Company under HK GAAP			(649,608)	48,569
Capitalisation of borrowing costs and its related depreciation	(a	)	(2,104)	(4,207)
Write-off of development costs	(b	)	(135,475)	(303,493)
Impairment of intangible assets	(b	)	127,000	250,000
Amortisation of impaired intangible assets	(b	)	(45,090)	—
Non-amortisation of goodwill	(c	)	—	47,553
Impairment of goodwill	(c	)	(28,690)	(47,320)
Reversal of provision for impairment loss on investment securities	(d	)	—	(13,058)
Finance cost/redemption premium of convertible bonds	(e	)	45,407	—
Deferred tax effect on US GAAP adjustments	(f	)	(12,786)	12,786
Minority interests in relation to the above adjustments			30,057	10,384

(Loss) Profit attributable to equity holders reported under US GAAP			(671,289)	1,214
Other comprehensive (loss) income:
Fair value adjustment for securities available-for-sale	(d	)	(27,227)	28,468

Comprehensive (loss) income reported under US GAAP			(698,516)	29,682

Reconciliation of net assets:
Net assets reported under HK GAAP, net of portion attributable to minority interests			6,271,082	6,996,091
Capitalisation of borrowing costs and its related depreciation	(a	)	5,492	7,596
Write-off of development costs	(b	)	(545,185)	(409,710)
Impairment of intangible assets	(b	)	377,000	250,000
Amortisation of impaired intangible assets	(b	)	(45,090)	—
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment of goodwill	(c	)	(76,010)	(47,320)
Reversal of provision for impairment losses on investment securities	(d	)	—	(13,058)
Fair value adjustment for securities available-for-sale	(d	)	—	28,468
Finance cost/redemption premium of convertible bonds charged to
— opening retained earnings	(e	)	44,134	—
— current year’s consolidated income statement	(e	)	45,407	—
Change in recognition, measurement and disclosure of convertible bonds under new HK GAAP	(e	)	(114,205)	(114,205)
Deferred tax effect on US GAAP adjustments	(f	)	—	12,786
Minority interests in relation to the above adjustments			32,950	2,893

Net assets reported under US GAAP			6,139,688	6,857,654

(a)	Under HK GAAP, the amount of capitalised borrowing costs is netted of with investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than netted off with capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HK GAAP is lower than that under US GAAP.

(b)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB135 million capitalised during the year and RMB545 million capitalised at 31st December, 2005 under HK GAAP have been expended under US GAAP.
The Group recognised impairment losses of RMB300 million on the intangible assets in relation to Zhonghua sedans, including development costs of RMB127 million already capitalised under HK GAAP but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent reversal of these impairment losses on development costs and resulting differences in amortisation charges of RMB45 million. At 31st December, 2005 the cumulated effect of impairment losses and differences in amortisation charges are RMB377 million and RMB45 million respectively.
(c)	With effect from 1st January, 2005 HK GAAP, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference relates to amortisation of goodwill at both 31st December, 2004 and 2005 amounting to RMB144 million.

Goodwill under US GAAP (ie SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than measured under HK GAAP. During the year, an impairment loss on goodwill in a subsidiary of RMB50 million is recognised under HK GAAP, accordingly an additional charge RMB29 million is required under US GAAP. The cumulative effect of this difference is RMB76 million.

(d)	The reconciliation adjustments at 31st December, 2004 and for the year then ended represent fair value adjustments, including impairment charges and written back, for available-for-sale securities (described as investment securities under HK GAAP) reported in other comprehensive income under US GAAP while recognised in consolidated income statement under HK GAAP.

With effect from 1st January, 2005, change in value of these investments are recognised in equity under HK GAAP and therefore there is no difference in reconciling the net income. Change in fair value of RMB27 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HK GAAP.

(e)	Previously, convertible bonds were stated in the balance sheet at face value plus accreted redemption premium both under HK GAAP and US GAAP.

However, with effect from 1st January, 2005, convertible bonds issued are split into liability and equity components as detailed in note 3(f) under HK GAAP. The liability component is subsequently carried at amortised finance cost and the equity component shall remain unchanged until the bonds are converted or redeemed. Accordingly, the reported net assets under HK GAAP at 31st December, 2005 are RMB25 million higher than under US GAAP because of (1) the capital reserve of RMB114 million at 31st December, 2004 separately recognised in equity as the equity component of the convertible bonds; and (2) the decrease in retained earnings of RMB44 million at 1st January, 2005 due to accumulated amortised finance cost/accreted redemption premium and RMB45 million additional amortised finance cost/accreted redemption premium charged to the consolidated income statement under HK GAAP than under US GAAP.

(f)	As a result of the differences of accounting treatments between US GAAP and HK GAAP mentioned above, at 31st December, 2004 the deferred tax assets calculated under US GAAP was RMB13 million more than that under HK GAAP.

Upon realignment of deferred tax balance among HK GAAP and US GAAP at 31st December, 2005, the amount charged to consolidated income statement under US GAAP was RMB13 million more than that under HK GAAP.
BUSINESS REVIEW AND PROSPECTS
Conditions of the automobile industry in China were difficult in 2005. The Group’s results were materially adversely affected by general production overcapacity and intensified price competition in the industry. The difficult market conditions were exacerbated by rising global fuel prices which led to an increase in petrol prices in China. All these factors attributed to a decrease in sales volume and average selling prices of the Zhonghua sedans and minibuses in 2005. As a result, the Group’s sales for 2005 were approximately RMB5.5 billion, representing a decrease of about 16.4% from 2004. Furthermore, the low sales volume and operating losses of our Zhonghua sedan and one of our engine joint ventures resulted in the provision for impairment losses of intangible assets and goodwill, respectively in 2005. As a result, the net loss attributable to equity shareholders in 2005 was RMB649.6 million in 2005 compared to the net income of RMB48.6 million in 2004.
Nonetheless, China’s economy continues its robust growth. The recovery of automobile industry in China appears to have gained momentum in the first quarter of 2006. Meanwhile, we have taken internal measures to improve our operating efficiency and competitiveness by broadening our product range in both minibuses and sedans. Our long awaited product, Junjie, a new home-grown branded sedan targeting the middle-income level families in China, has been successfully launched to the market in March 2006. The design and technology of Junjie was well received by customers in China. With the improved macro-economic outlook and introduction of our Junjie, we are confident that the sales performance of our sedan businesses will improve in 2006.
For minibuses, we will continue to increase our product range so as to maintain our leading position in the domestic China market. The growth of our high end premium minibus, named Granse, has been encouraging. We will also leverage on our wide variety of minibus products to explore new market opportunities in the inner cities and villages in China and overseas markets as well.
As for the BMW joint venture, we will continue to strengthen the business cooperation with our joint venture partner and improve our market share in the high end premium sedan segment in China. Our joint venture is committed to improve operational efficiency and profitability by increasing the domestic components ratio and launching new products in China.
Our overall performance in 2005 was less than satisfactory. We have therefore taken proactive measures to improve our businesses in 2006. Sales for the first quarter of 2006 are encouraging. The Group sold 4,574 Zhonghua sedans in the first quarter, representing 68% increase over the same period last year. For minibuses, although the Group sold 15,473 minibuses in the first quarter of 2006, about the same as during the corresponding period in 2005, the product mix has shifted slightly to higher margin products like Granse. Looking forward, the competition in the Chinese automotive industry will remain difficult. With our focused strategies and continuous support from the government and our strategic partners, we are confident that we will continue to benefit from the long-term growth momentum of the automobile industry in China.
MANAGEMENT’S DISCUSSION & ANALYSIS
The consolidated net sales of the Company and its major operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the year ended 31st December, 2005 were RMB5,469.0 million, representing a 16.4% decrease from RMB6,542.0 million for the year ended 31st December, 2004. The decrease in sales was primarily due to a decrease in average unit selling prices and volume of Shenyang Automotive’s minibuses and Zhonghua sedans in 2005.
Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a 2.6% decrease from approximately 61,630 minibuses sold in 2004. Of these vehicles sold, approximately 50,060 were mid-priced minibuses, representing a 9.0% decrease from approximately 55,000 units sold in 2004. Unit sales of deluxe minibuses, however, increased by 50.0% from approximately 6,630 units in 2004 to approximately 9,940 units in 2005. Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing a 18.0% decrease from approximately 10,980 sedans sold in 2004.
Cost of sales decreased by 9.5% from RMB5,487.0 million in 2004 to RMB4,964.8 million in 2005. The decrease was primarily due to the decrease in unit sales of minibuses and Zhonghua sedans. Furthermore, the unit production costs of minibuses have decreased as a result of the reduction of materials and component costs in 2005. The overall gross profit margin of the Group decreased from 16.1% in 2004 to 9.2% in 2005. The decrease in gross profit margin resulted mainly from the decrease in gross margin of both Zhonghua sedans and mid-priced minibuses due to the lower sales volume and decrease in average unit selling prices.
Other revenue increased by 22.2% from RMB111.2 million in 2004 to RMB135.9 million in 2005. The increase was primarily due to a service income received from a jointly controlled entity in 2005.
Selling expenses decreased by 12.8% from RMB500.3 million, representing 7.6% of turnover in 2004, to RMB436.5 million, representing 8.0% of turnover in 2005. The decrease was primarily due to the reduction in advertising, promotion and marketing expenses resulting from the decrease in sales volume of the Zhonghua sedans and minibuses in 2005 as compared to 2004.
General and administrative expenses decreased by 15.9% from RMB732.6 million in 2004 to RMB616.3 million in 2005. The decrease was mainly due to the reduction in research and development cost.

Other operating expenses increased by 26.2% from RMB70.6 million in 2004 to RMB89.1 million in 2005. The increase was mainly due to the impairment loss of certain fixed assets in two of the subsidiaries.
In 2005, the Group recognised an impairment loss on intangible assets in relation to the Zhonghua sedans in the amount of RMB300.0 million and an impairment loss on goodwill in a subsidiary in the amount of RMB50.0 million.
Interest expense net of interest income increased by 41.2% from RMB123.7 million in 2004 to RMB174.7 million in 2005. The increase was mainly due to the increase in effective finance expenses from the convertible bonds resulting from the adoption of the new Hong Kong Accounting Standard 39 in 2005.
The Group’s share of operating results of jointly controlled entities and associates (excluding an impairment loss on goodwill in a jointly controlled entity) decreased by 52.4% to RMB49.0 million in 2005 from RMB103.0 million (as restated) in 2004. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associates and the losses of one of the jointly controlled engine companies in 2005. In addition, the Group also recognised an impairment loss on goodwill in a jointly controlled entity in the amount of RMB179.0 million in 2005. Net profits contributed to the Group by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, increased 45.0% from RMB21.8 million in 2004 to RMB31.6 million in 2005. The BMW joint venture achieved sales of 17,501 BMW sedans in 2005, an increase of 101.0% as compared to 8,708 BMW sedans in 2004.
The Group recorded a loss before taxation amounting to RMB1,156.4 million in 2005 as compared to a loss before taxation amounting to RMB458.1 million (as restated) in 2004. The Group recorded tax expenses of RMB89.1 million in 2005 as compared to net tax credit of RMB50.3 million (as restated) in 2004, resulting mainly from the de-recognition of deferred tax assets in 2005.
As a result, the Group recorded a loss attributable to equity holders of the Company of RMB649.6 million in 2005 as compared to a profit attributable to equity holders of the Company of RMB48.6 million in 2004. Basic loss per share in 2005 amounted to RMB0.1771 against the basic earnings per share of RMB0.0132 in 2004. Diluted loss per share in 2005 amounted to RMB0.1771 against the diluted earnings per share of RMB0.0132 in 2004.
Liquidity and Financial Resources
At 31st December, 2005, the Group had RMB843.4 million in cash and cash equivalents, RMB1,053.8 million in short-term bank deposits and RMB1,932.6 million in pledged short-term bank deposits. The Group had bank notes payable of RMB3,101.0 million and outstanding short-term bank borrowings of RMB496.5 million, but had no long-term bank borrowings outstanding as of 31st December, 2005. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million at the time of issue). Up to 31st December, 2005, none of the Convertible Bonds had been converted into ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 12 to this results announcement.
Debt to Equity Ratio
At 31st December, 2005, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.29 (31st December, 2004: 1.39). The decrease of the ratio is primarily due to the decrease in the outstanding principal amount of the notes payable.
Use of Proceeds
On 28th November, 2003, Brilliance Finance issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 31st December, 2005, the Group had utilised all the said proceeds for general corporate and working capital purposes.

Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 31st December, 2005.
Employees and Remuneration Policy
The Group employed approximately 8,900 employees as at 31st December, 2005. Employee costs (excluding directors’ emoluments) amounted to approximately RMB321.5 million for the year ended 31st December, 2005. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Company.
FINAL DIVIDEND
The directors do not recommend the payment of any final dividend in respect of the year ended 31st December, 2005.
CLOSURE OF REGISTER OF MEMBERS
The Hong Kong branch register of members of the Company will be closed from Wednesday, 21st June, 2006 to Friday, 23rd June, 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the forthcoming annual general meeting of the Company, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 20th June, 2006.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
In the opinion of the directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules throughout the year ended 31st December, 2005, except for the deviation in respect of code provision A.4.1 as summarized below.
Under the code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have specific term of appointment. As the appointment of non-executive directors are subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, then the number nearest to but not greater than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provisions in the bye-laws of the Company.
REVIEW OF ACCOUNTS
The Audit Committee of the Company comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with management the audited consolidated financial statements of the Group for the year ended 31st December, 2005, including the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters.

PUBLICATION OF ANNUAL REPORT
The 2005 annual report of the Company containing the information required by the Listing Rules will be published on the websites of the SEHK and the Company in due course.
BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By Order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 21st April, 2006

* For identification purposes only